Exhibit 3.3

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ORAGEN, INC.

Pursuant to Sections 607.1001, 607.1002 and 607.1007 of the Florida Business Corporation Act, the Articles of Incorporation of OraGen, Inc., a Florida corporation (the "Corporation"), are hereby amended and restated in their entirety as follows:

I.

Name. The name of the Corporation is Oragenics, Inc.

II.

Capital Stock The aggregate number of shares of all classes of capital stock which this Corporation shall have authority to issue is One Hundred Twenty Million (120,000,000), consisting of (i) One Hundred Million (100,000,000) shares of common stock par value $.001 per share (the "Common Stocks"), and (ii) Twenty Million (20,000,000) shares of preferred stock, no par value (the "Preferred Stock").

The designation and the preferences, limitations and relative rights of the Common Stock and the Preferred Stock of the Corporation are as follows:

A.   Provisions Relating to the Common Stock.

Except as otherwise required by law or as may be provided by the resolutions of the Board when authorizing the issuance of any class or series of Preferred Stock, as herein below provided, all rights to vote and all voting power shall be vested exclusively in the holders of the Common Stock.

Subject to the rights of the holders of the Preferred Stock, the holders of the Common Stock shall be entitled to receive when, as and if declared by the Board, out of funds legally available therefore, dividends payable in cash, stock or otherwise.

Upon any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, and after the holders of the Preferred Stock shall have been paid in full the amounts to which they shall be entitled (if any) or a sum sufficient for such payment in full shall have been set aside, the remaining net assets of the Corporation shall be distributed pro-rata to the holders of the Common Stock in accordance with their respective rights and interest.

B.   Provisions Relating to the Preferred Stock.

The Preferred Stock may be issued from time to time in one or more classes or series, and the shares of each class or series has such designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof as are stated and expressed herein and in the resolution and resolutions providing for the issue of such class or series adopted by the Board of Directors of the Corporation (the "Board") as hereinafter prescribed.

Authority is hereby expressly granted to and invested in the Board to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, to determine and take necessary proceedings fully to effect the issuance and redemption of any such Preferred Stock and, with respect to each class or series of Preferred Stock, to fix and state the following by the resolution or resolutions from time to time adopted providing for the issuance therefor:

(a)   Whether or not the class or series is to have voting rights, full or limited, or is to be without voting rights;

(b)   The number of shares to constitute the class or series and the designations thereof;

(c)   The preferences and relative participating, optional or other special rights, if any and the qualifications, limitations or restrictions thereof, if any, with respect to any class or series;

(d)   Whether or not the shares of any class or series shall be redeemable and if redeemable the redemption price(s), and the time(s) at which the terms and conditions upon which such shares shall be redeemable and the manner of redemption;

(e)   Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking fund or funds be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

(f)   Whether or not dividends shall be payable with respect to the shares of a class or series and, if so, the dividend rate, whether dividends are payable in cash, stock of the Corporation or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of the dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or non-cumulative, and if cumulative, the date(s) from which such dividends shall accumulate;

(g)   The preferences, if any, and the amounts thereof which the holders of any class or series thereof shall be entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of the Corporation;

(h)   Whether or not the shares of any class or series shall be convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price(s) or ratio(s) or the rate(s) at which such conversion or exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution(s); and

(i)   Such other special rights and provisions with respect to any class or series as the Board may deem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any or all of the foregoing respects. The Board may increase the number of shares of the Preferred Stock designated for any existing class or series, adding to such class or series authorized but unissued shares of the Preferred Stock not designated to any other class or series. The Board may decrease the number of shares of the Preferred Stock designated for any existing class or series by resolution, subtracting from such series unissued shares of the Preferred Stock designated for such class or series, and the shares so subtracted shall become authorized, unissued, and undesignated shares of the Preferred Stock.

III.

The Corporation expressly elects not to be governed by Sections 607.0901 and 607.0902 of the Florida Business Corporations Act, relating to affiliated transactions and control share acquisitions, respectively.

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IN WITNESS WHEREOF, the undersigned, for the purpose of amending and restating the Corporation's Articles of Incorporation pursuant to the laws of the State of Florida, has executed these Amended and Restated Articles of Incorporation as of April __, 2002.

ORAGEN, INC.
By:	/s/ Mento A. Soponis
Mento A. Soponis President & Chief Executive Officer